UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 11, 2023, ADC Therapeutics SA (the “Company”) announced a voluntary pause in the enrollment of new patients in the Phase 2 LOTIS-9 clinical trial (ClinicalTrials.gov Identifier: NCT05144009) evaluating ZYNLONTA® (loncastuximab tesirine-lpyl) and rituximab (Lonca-R) in unfit or frail patients with previously untreated diffuse large B-cell lymphoma (DLBCL). The voluntary action was taken by the Company after a recent review of aggregate data of the 40 patients enrolled in the trial and consultation with the Data Monitoring Committee (DMC) which signaled potentially excessive respiratory-related events. These respiratory-related treatment emergent adverse events (“TEAEs”) included seven Grade 5 fatal events and five Grade 3 or Grade 4 respiratory-related TEAEs. As per investigator assessment, eleven of the twelve events (including six of the seven Grade 5 fatal events) were individually assessed as unlikely or unrelated to study drug. Four out of the five Grade 3 or Grade 4 events have since resolved and the patients have completed treatment per protocol. The cause of these events remains under further investigation.

All patients with fatal events had one or more significant active underlying respiratory and/or cardiac co-morbidities including severe chronic obstructive pulmonary disease (COPD), pulmonary edema, chronic bronchiectasis, idiopathic pulmonary fibrosis and recent COVID-19 infection and all were greater than or equal to 80 years of age. The mean age was 82.7 years and the mean number of days from the last dose to death was 51 days, with a range of 19 to 86 days. It is important to note that all twelve of the patients with Grade 3-5 TEAEs in the LOTIS-9 study would have been excluded from the LOTIS-5 trial.

The Company’s decision to pause enrollment enables time to evaluate data around the TEAEs and determine next steps. The Company has notified all study investigators and regulatory authorities including the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) of the Company’s decision to pause enrollment. The Company does not expect to report additional data from the trial by the end of the year.

LOTIS-9 Baseline Characteristics, Safety and Efficacy (as of May 10, 2023 data cutoff)

The tables below illustrate preliminary data from the LOTIS-9 clinical trial with a data cut-off date of May 10, 2023. These data are reflective of the 30 patients who were enrolled by that point; since this time an additional 10 patients have enrolled and received treatment as part of the study.

Table 1 – Baseline Characteristics

Variable	Cohort A (Unfit) (N=13)	Cohort B (Frail or cardiac comorbidities) (N=17)	Total (N=30)
Age (years)
n	13	17	30
Mean	83.4	82.2	82.7
std	2.69	6.26	5
Median	83	82	82
Min, Max	80, 89	72, 92	72, 92
Sex, [n(%)]
Female	3 (23.1)	7 (41.2)	10 (33.3)
Male	10 (76.9)	10 (58.8)	20 (66.7)
Stage of Disease at Study Entry, n (%)
Sta ge I	1 (7.7)	1 (5.9)	2 (6.7)
Sta ge 11	3 (23.1)	4 (23.5)	7 (23.3)
Sta ge III	6 (46.2)	7 (41.2)	13 (43.3)
Stage IV	3 (23.1)	5 (29.4)	8 (26.7)

Table 2 – Treatment-Emergent Adverse Events with Fatal Outcome

	Cohort A (Unfit) (N=13)	Cohort B (Frail or cardiac comorbidities) (N=17)	Total (N=30)
Patients with any fatal TEAE	3 (23.1)	3 (17.6)	6 (20.0)
Infections and infestations	0	1 (5.9)	1 (3.3)
Pneumonia	0	1 (5.9)	1 (3.3)

Respiratory, thoracic and mediastinal disorders	3 (23.1)	2 (11.8)	5 (16.7)
Acute respiratory failure	1 (7.7)	0	1 (3.3)
Chronic obstructive pulmonary disease	0	1 (5.9)	1 (3.3)
Dyspnoea	1 (7.7)	0	1 (3.3)
Hypoxia	0	1 (5.9)	1 (3.3)
Respiratory failure	1 (7.7)	0	1 (3.3)

Since the data cut-off date of May 10, 2023, there has been one additional Grade 5 event for a total of seven Grade 5 events. Two out of seven patients died within 30 days from the last doses of study medication, the remaining 5 patients died more than 30 days after the last dose of study drug ranging from 41 to 86 days. Adverse events are coded using MedDRA version 24.1 and graded using CTCAE v5.0. Only treatment-emergent adverse events are summarized. For each system organ class and preferred term, patients are included only once.

Table 3 - Treatment-Emergent Grade 3 or 4 Adverse Events – Cardiac, Infections / Infestations, Respiratory, Thoracic and Mediastinal Disorders and Others ≥5% Total Occurrence*

	Cohort A (Unfit)	Cohort B (Frail or cardiac comorbidities)	Total
	(N=13)	(N=17)	(N=30)
Patients with any grade >=3 TEAE	2 (15.4)	7 (41.2)	9 (30.0)

Cardiac disorders	1 (7.7)	1 (5.9)	2 (6.7)

Infections and infestations	0	2 (11.8)	2 (6.7)
Pneumonia	0	2 (11.8)	2 (6.7)
COVID-19 pneumonia	0	1 (5.9)	1 (3.3)
Influenza	0	1 (5.9)	1 (3.3)
Sepsis	0	1 (5.9)	1 (3.3)

Respiratory, thoracic and mediastinal disorders	1 (7.7)	3 (17.6)	4 (13.3)
Acute respiratory failure	1 (7.7)	1 (5.9)	2 (6.7)
Pleural effusion	1 (7.7)	1 (5.9)	2 (6.7)
Dyspnoea	1 (7.7)	0	1 (3.3)
Respiratory distress	0	1 (5.9)	1 (3.3)

Vascular disorders	1 (7.7)	1 (5.9)	2 (6.7)

Since the data cut-off date of May 10, 2023, there has been one additional Grade 3 or 4 cardiac event, one additional Grade 3 or 4 infection, and one additional Grade 3 or 4 respiratory event.

*Numbers represent distinct TEAEs; patients may have experienced more than one event

Table 4 – Overall Response Rate as Determined by the Investigator

	Cohort A (Unfit)	Cohort B (Frail or cardiac comorbidities)	Total
	(N=10)	(N=7)	(N=17)
Best Overall Response
Complete response	5 (50.0)	5 (71.4)	10 (58.8)
Partial response	5 (50.0)	1 (14.3)	6 (35.3)
Stable disease	0	1 (14.3)	1 (5.9)
Not evaluable	0	0	0
Progressive disease	0	0	0
ORR (CR+PR), n (%)	10 (100)	6 (85.7)	16 (94.1)
95% CI for ORR	(69.2, 100)	(42.1, 99.6)	(71.3, 99.9)
95% CI for CR	(18.7, 81.3)	(29.0, 96.3)	(32.9, 81.6)

Best overall response (BOR) by investigator. Based on efficacy population, i.e., patients with baseline and at least one post-baseline disease assessment.

ORR=Overall Response Rate. CI=Confidence Interval.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293, 333-267295 and 333-270570) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: July 11, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Chief Legal Officer